Exhibit 2.15
PELANGIO MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial condition of Pelangio Mines Inc. (the “Company”, “Pelangio”, “us”, “we”, “our” or similar terms) for the twelve months ended December 31, 2007 has been prepared based on information available to Pelangio as of March 27, 2008, and should be read in conjunction with the consolidated financial statements and the related notes for the 12 months ended December 31, 2007 and 2006. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this MD&A are expressed in Canadian dollars.
Certain statements herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to:
•	the transfer pursuant to the arrangement agreement (the “Arrangement Agreement”) dated March 17, 2008 between Pelangio and Pelangio Exploration Inc. (“Newco”) of all of our assets, other than 19 million shares of Detour Gold Corporation (“Detour”) and $500,000 in working capital, to Newco;

•	the exploration and development of our properties in Obuasi, Ghana (the “Ghana Properties”) and the Detour Lake Property;

•	ours and Newco’s future business and strategies;

•	Newco’s proposed financing;

•	requirements for additional capital and future financing;

•	future price of gold;

•	estimation of mineral resources; and

•	estimated future working capital, funds available, and uses of funds, and future capital expenditures, exploration expenditures and other expense for specific operations.
Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, our ability to satisfy the conditions in accordance with the Arrangement Agreement, Newco’s ability to raise financing outlined herein and the price of gold. Although our management believes that the assumptions made and the expectations represented by such statement or information are reasonable, there can be no assurance that a forward-looking statement or information referenced herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement or information. Such risks, uncertainties and other factors include, among other things, the following:
•	the failure to satisfy the conditions of closing in the Arrangement Agreement, including obtaining the necessary regulatory approvals and a favourable advanced tax ruling from the Canada Revenue Agency;

•	our ability to advance the Ghana Properties;

•	the ability of Detour to develop the Detour Lake Property;

•	gold price volatility;

•	speculative nature of gold exploration;

•	inherent uncertainties in estimating mineral resources;

•	regulatory restrictions; and

•	defective title to mineral claims or property,
as well as those factors discussed under “Risk Factors” in our current annual information form (“AIF”) dated March 27, 2008.
Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. Also, many of the factors are beyond the control of Pelangio. Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update any forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information herein are qualified by this cautionary statement.
Disclosure of a scientific or technical nature regarding the Detour Lake Property in this MD&A was extracted from Detour Gold’s AIF dated March 20, 2008, much of which description set out therein was derived from the “Technical Report and Mineral Resource Estimate for the Detour Lake Mine Option Property, Ontario for Pelangio Mines Inc.”, dated January 25, 2008, prepared by Rick Risto, M.Sc., P. Geo, Kurt Breede, P. Eng., Dorota el Rassi, P. Eng., and Michael W. Kociumbas, B.Sc., P. Geo. of Watts, Griffis and McOuat Limited. Disclosure of a scientific or technical nature regarding the Ghana Properties was prepared by or under the supervision of Chris Pegg, P. Geo., a qualified person within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
2. CORPORATE OVERVIEW
Pelangio is a Canadian junior gold exploration company active in two of the top-ranked mining jurisdictions in the world, Canada and Ghana. Pelangio focuses on the acquisition and exploration of under-valued or early stage exploration prospects located in world-class gold belts, where discovery can provide a significant return on investment.
We entered into the Arrangement Agreement on March 17, 2008, with Newco, a newly formed corporation, pursuant to which we agreed, subject to the approval of our Shareholders and other conditions, to transfer all of our property, other than 19 million Detour Shares and $500,000 in working capital, to Newco (the “Arrangement”). The property to be transferred to Newco includes Pelangio’s interest in the Ghana Properties and one million common shares of Detour (“Detour Shares”) (the “Spin-off Property”). The property remaining with Pelangio is referred to as the Detour Property. Newco will focus its exploration efforts on the Ghana Properties and Pelangio’s Canadian properties and in evaluating other opportunities. In conjunction with the arrangement, Pelangio will be renamed PDX Resources Inc. (“PDX”).
Upon completion of the Arrangement, we will continue to hold the majority of our interest in Detour, comprising 19 million Detour Shares. Each shareholder of Pelangio will hold one common share of Newco and one common share of PDX for each common share of Pelangio held prior to the effective date of the Arrangement. Pelangio is a reporting issuer in Ontario, Alberta, British Columbia and Nova Scotia and our common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol PLG.
3. OPERATING AND FINANCIAL STRATEGIES
Our strategy is to seek partners for, or sell an interest in promising properties that are reaching the development stage while maintaining upside exposure from resource expansion and potential new discoveries.
4. PROPERTY DESCRIPTION AND PLANS
i) Detour Lake Property
On January 31, 2007, we sold the Detour Lake Property to Detour pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated August 21, 2006 and amended September 21, 2006, October 4, 2006 and January 8, 2007 and extended by an extension letter agreement dated January 25, 2007 in consideration for:
•	20,000,000 Detour Shares to be issued to Pelangio at an issue price of $3.50 per Detour Share payable at the closing of the sale of the Detour Lake Property to Detour;

•	$5,000,000 of which: (a) $1,000,000 was payable as a non-refundable deposit, and (b) $4,000,000 was payable at the closing of the sale; and

•	funding of certain work payments, including cash calls under the option agreement with Trade Winds Ventures Inc. (“Trade Winds”) and other expenditures related to the Detour Lake Property as set out in an agreed upon budget, from and after August 21, 2006 until the earlier of closing of the sale and the termination of the Asset Purchase Agreement.
In connection with the sale of the Detour Lake Property we assigned our interest in various agreements relating to the Detour Lake Property to Detour. The acquisition closed on January 31, 2007 with Detour issuing to us 20,000,000 Detour Shares and paying the balance owing of $4,000,000.
We nominated two representatives to the board of directors of Detour, Ingrid Hibbard and Philip E. Olson. Our right to nominate two representatives will continue provided we continue to hold not less than 40% of the issued and outstanding Detour Shares.
Concurrent with the closing of the sale, Detour completed an initial public offering of 10 million Detour Shares at an offering price of $3.50 per share, raising gross proceeds of $35 million. In October 2006, Detour completed a $10 million private placement. Detour has advised us that upon completion of the IPO and the sale of the Detour Lake Property, there were 40 million Detour Shares issued and outstanding.
The transaction converted our interest in the Detour Lake Property from a direct project interest into an indirect interest through an equity ownership in Detour. For a period of two years following the closing and provided we continue to hold in excess of 20% of the issued and outstanding Detour Shares, any sales of the Detour Shares by us through the facilities of the TSX (except in certain circumstances) are subject to certain restrictions, including the requirement to advise Detour of the proposed sale and the right of Detour to find a purchaser for the proposed sale within a 15 business day period at a price that is not less than the volume weighted average trading price for the 10 trading day period preceding the date notice was given to Detour of the proposed sale.
The Detour Lake Property is in excess of 240 square kilometres. The core of the project is located in the Porcupine Mining Division of Ontario, approximately 180 kilometres northeast of Timmins. The project hosts the Detour Lake gold deposit, which contained, at the time of the Purchase Agreement, an indicated resource of 20.0 million tonnes grading 2.14 g/t gold containing 1,379,500 ounces and an inferred resource of 35.4 million tonnes grading 1.8 g/t containing 2,035,650 ounces. The mineral resource was contained within two pits (West Pit and Calcite Zone) based on a gold price of US$450 per ounce. The Detour Lake Property consists of certain exploration property surrounding the former Detour Lake mine (the “Detour Gold Exploration Lands”), and an option to acquire the

Detour Lake mine property (the “Mine Option Property”), from Placer Dome (CLA) Limited (“Placer”) (now, Goldcorp Canada Ltd.) (“Goldcorp”), all located on the Abitibi Greenstone Belt. The Detour Gold Exploration Lands include: Block A, B, C, D and E; claims acquired through staking; and claims purchased from a third party. Block A is currently subject to an option agreement between Detour Gold and Trade Winds. Trade Winds completed its exploration commitments and has earned its 50% interest, which is subject to the execution of a formal Joint Venture Agreement, which is currently under negotiation with Detour. The Mine Option Property is the site of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999. In January 1995, Placer filed a closure plan and the mine site officially closed in July 1999. The site is currently being rehabilitated by Goldcorp according to the 1995 closure plan.
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Exploration Activities
i) Detour Lake Property
Detour commenced its Phase I drilling program on the Detour Lake deposit in January 2007. By mid-July, Detour had completed the Phase I program with 134 holes totaling 49,322 metres with all drill results released by November 2007 and available on Detour’s website. The Phase I drilling program was designed to expand beyond the December 2006 near-surface mineral resource and convert a large portion of the inferred resources to the indicated category. The December 2006 mineral resource estimate contained 1.4 million ounces of gold in the indicated category (20.0 million tonnes grading 2.14 g/t) and 2.0 million ounces of gold in the inferred category (35.4 million tonnes grading 1.80 g/t), using a US$450 per ounce gold price and a cut-off grade of 0.85 g/t gold. It was contained within two Lerchs Grossman optimizer open pit designs (West Pit and Calcite Zone), located in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.
The Phase I drilling focused between surface to 350 metres depth over a strike length of 1.6 kilometres, on a 40 metre east-west and 80 metre north-south grid, covering such areas as the Gap Zone (area between the West Pit and Calcite Zone) and Calcite Zone that had very limited drilling in the past. Detour released a new resource estimate in December 2007, which included the results from Phase I and surface and underground historical drill holes (Amoco, Dome, Place Dome and Pelangio amounting to 4,911 holes totaling 533,721 metres).

December 2007 Mineral Resource

		Grade Capped	Gold Ounces
Resource	Tonnes	at 20 g/t Au	(capped)
Category	(millions)	(g/t Au)	(000’s)

Measured	19.7	1.93	1,221
Indicated	70.2	1.60	3,610

Total (M&I)	89.9	1.67	4,831

Inferred	63.3	1.49	3,025

Notes:

(1)	The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in National Instrument 43-101.

(2)	Base case assumes a gold price of US$575/oz gold and US exchange rate of $1.12 (cut-off grade of 0.64 g/t gold).

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
Details of the methodologies used in the mineral resource estimate are available in the NI 43-101 Technical Report that was filed on SEDAR in January 2008.
The Phase II drilling program started in July 2007 and by the end of 2007, Detour had completed 170 holes totaling 60,175 metres (for a combined Phase I and II total of 304 holes totaling 109,497 metres in 2007). On January 16, 2008 and February 12, 2008 and March 11, 2008, Detour released the results of 72 holes totaling 32,772 metres from its Phase II drill program completed in 2007. Thus far, the results are expected to increase the current open pit resource base. Drilling resumed in January 2008, for the continuation of the Phase II program with another 60,000 metres of drilling (Phase II total of 120,000 metres). The Phase II program is expected to be completed by the second quarter of 2008.
The Detour Lake deposit has been traced over a strike length of 2.5 kilometres along the east-west Sunday Lake Deformation Zone. The mineralized corridor remains open west of the Calcite Zone and east of the West Pit over a total distance of 10 kilometres on Detour’s property. The mineralized system is also open to the north, in the hanging wall outside of the 200 metre wide corridor. Gold mineralization within the corridor typically consists of multiple, sub-vertical, 5-to-25-metre wide zones grading between 1.0 to 3.0 g/t gold.
In the fall of 2007, Detour awarded several contracts for the start of the feasibility study. The contract for open pit geotechnical investigations (pit slope design) was allocated to Golder Associates. Metallurgical testwork will be conducted by SGS Lakefield of Lakefield, Ontario under the supervision of Melis Engineering Ltd. of Saskatoon, Saskatchewan. Detailed mine design and pit optimization will be conducted by Patrice Live, Eng., from Montreal-based Breton, Banville & Associates (BBA). In January 2008, Detour retained Met-Chem Canada Inc. with the assistance of Micon International Ltd. to lead and manage the feasibility study. The total budget for the feasibility study contractors, excluding the drilling, amounts to approximately $5.0 million. On March 26, 2008, Detour announced positive preliminary metallurgy testwork or the Detour Lake project. Results indicated excellent gold recoveries, ranging from 91% to 95%, using a standard gravity/cyanidation/carbon-in-pulp circuit.
Block A
On the Block A property, during the winter of 2007, Trade Winds and Detour completed 53 drill holes totaling approximately 13,000 metres testing the M Zone structural corridor from surface to a depth of 300 metres. On October 16, 2007, Trade Winds announced the final drill results of its 2007 program. Detour intends to continue its exploration activities on Block A, subject to entering into a joint venture agreement with Trade Winds. Trade Winds is the operator during the exploration phase.

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Other Canadian Properties and Royalty Interests
During 2007, we conducted exploration on the Black and Seeley Lake properties located in Ontario, Canada. Additionally, we recently acquired an option to acquire 100% of the Page Lake property. We expect to conduct exploration on each of these properties in 2008. Trade Winds is required to continue exploring the Birch Lake property during 2008 in order to maintain its option.
Black Property
We currently own 100% of the Black Property, which will be transferred to Newco on the Effective Date. The property includes two contiguous leased mining claims (160 acres) and two staked claims (approximately 480 acres) located in Black Township approximately 100 road kilometres east of the Timmins, Ontario. Taxes for this project have been paid in full. There are no underlying royalties pertaining to this property.
Historic reports indicate that there are two known gold mineralized zones on the property that merit exploration. In the second quarter of 2007, we completed 22 line kilometres of linecutting and an additional 22 kilometres of induced polarization (“IP”) surveys. An additional 22 line kilometres of VLF and magnetics were completed in the third quarter of 2007. Prospecting was completed between August and October 2007. During the fourth quarter of 2007, we completed the final interpretation of geophysical results and located old trenches. Anomalous gold values were obtained over a number of IP and VLF anomalies. Eight (8) diamond drill holes, totaling 980 meters were completed in the first quarter of 2008. Results are pending at this time.

Seeley Property
We currently own 100% of the Seeley Property, which will be transferred to Newco on the Effective Date. The property comprises 19 contiguous unpatented mining claims (760 acres) located within the Seeley Lake and Page Lake areas, approximately 14 kilometres northeast of Marathon, Ontario. There are no underlying royalties pertaining to this property. In 1997, Pelangio completed an IP geophysical survey and completed four (4) diamond drill holes to test four specific targets for gold and base metals. The best hole was Hem2, which returned 4.71 g/t over one metre in a broad 30 metre anomalous zone in a basalt unit associated with quartz carbonate stringers. No follow up drilling was completed on this new zone. Anomalous copper and zinc values were also noted suggesting a favourable environment for copper-zinc volcanogenic massive sulphides. Six (6) diamond drill holes totaling 1,200 metres were completed in February 2008. Results are pending.
Birch Lake Property
The property comprises 28 contiguous unpatented mining claims (1,120 acres) located in the Keigat Lake area, approximately 120 kilometres northeast of Red Lake, Ontario. The property is subject to an underlying agreement whereby Goldcorp retains a 2% NSR on all of the claims. There are currently no obligations to Goldcorp other than payment of the royalty on production. In July 2003, we granted an option on the Birch Lake property to Trade Winds. Under the terms of the option agreement, which will be assigned to Newco on the Effective Date, Trade Winds has the right to acquire a 60% interest in the property by spending $1,700,000 in exploration expenditures on the property, paying a total of $145,000 and issuing a total of 200,000 common shares at specified dates before July 31, 2007. On June 29, 2007, we granted Trade Winds an extension to September 30, 2008 to complete its final work commitment in consideration of 35,000 shares of Trade Winds. Should Trade Winds fail to meet the aforementioned commitments, Newco shall maintain a 100% interest in the property. The option between Trade Winds and Pelangio is in good standing.
Page Lake Property
We entered into a letter of intent on February 1, 2008 in respect of the Page Lake Property which entitles us to acquire to acquire 100% of the property. The property comprises 18 claims, 215 units or 3,440 hectares, and is located in the Page Lake Area in the Thunder Bay Mining Division, Ontario. The property is host to a number of untested gold showings (Page Lake and Khuner showings) immediately north of the Seeley Lake property. As well as gold showings, the project hosts several newly discovered polymetallic base metal occurrences, with zinc grades from grab samples ranging from 4% to 11%. Several molybdenum occurrences also exist.
Under the terms of the letter of intent, we may acquire a 100% interest by spending $536,000 on the property and making payments totalling $120,000 and 24,000 common shares to the vendors, with such payments to be made on specified dates within four years after the execution of a definitive option agreement. The letter of intent provides that Newco is expected to be assigned or be a party to any such option agreement and that any share issuances subsequent to the Effective Date shall be Common Shares of Newco, provided that the aggregate value of the shares to be issued shall be no less than $100,000.
5. LIQUIDITY AND CAPITAL RESOURCES
Pelangio’s activities consist of the exploration and evaluation of its various properties, a process that is ongoing, and is dependent on many factors, some of which are beyond Pelangio’s control. Pelangio maintains a policy of reviewing its working capital requirements on a monthly basis and is mindful of its property and administrative commitments.
During the 12 months ended December 31, 2007, Pelangio issued 393,500 shares for net proceeds of $118,125 as a result of the exercise of stock options, 358,000 flow-through common shares for proceeds of $501,200 and 175,000 common shares for proceeds of $173,240. No other shares have been issued for cash or new capital funds raised during the year. Pelangio’s exploration activities during 2007 cost a total of $1.9 million, almost entirely in Ghana. Option payments on the Ghana Properties cost $239,670 in cash. General and administrative cash costs for 2007 totalled $1.6 million. As at December 31, 2007, Pelangio had working capital of $2.5 million compared to $1.4 million at December 31, 2006. During 2008, Pelangio plans to spend approximately $200,000 on Black Township, $270,000 on Seeley Lake, $2.5 million on the Ghana Properties and $685,000 on general and administrative costs.
During the twelve months ended December 31, 2007, expenditures on mineral properties and deferred exploration totalled $2.1 million. Of these expenditures, $2 million were related to the Ghana Properties. The significant components of these expenditures included drilling, assaying and geological support. During the same period of 2006, deferred exploration expenditures amounted to $1.9 million of which $1.2 million was spent on the Detour Lake properties and the balance on the Ghana Properties
6. FINANCIAL RESULTS OF OPERATIONS
Selected Annual and Year to Date Information

	2007	2006	2005	2004
	$	$	$	$
Total revenues	162,700	82,722	112,939	126,311
Net income (loss)	48,080,806	574,448	(1,472,445)	(1,319,655)
Basic net income (loss) per share	0.71	0.01	(0.02)	(0.02)
Diluted net income (loss) per share	0.68	0.01	(0.02)	(0.02)
Total assets	77,759,226	16,025,598	10,888,220	12,233,429
Pelangio does not own any interests in producing mineral properties or have any other revenue generating activities. The only source of revenue is from interest earned on cash and term deposits. Pelangio spends money on evaluating, acquiring and doing exploration work on mineral properties and on general and administrative costs associated with maintaining a public company.
2007 Compared to 2006
Interest income earned for the year ended December 31, 2007 of $140,966 compared to $71,886 earned in the preceding year resulted from higher cash balances and slightly higher interest rates. In addition, a gain of $21,734 was realized on the sale of 400,000 shares of Trade Wind Ventures Inc.
During the 12 months ended December 31, 2007, Pelangio recorded income before income tax of $58,389,806, compared to a loss of $1,258,552 for the same period in 2006. Pelangio realized a gain of $67,349,533 on the sale of the Detour Lake Property to Detour. Pelangio also recorded a loss of $5,295,760 from its equity ownership position in Detour. A loss of $1,126,959 was recorded on the write down of a mineral property in Ghana.
General and administrative expenses for the 12 months ended December 31, 2007 totalled $2,699,708, an increase of $1,516,049 from the 2006 expenditures of $1,183,659. The value attributed to stock-based compensation for employee stock options vested in 2007 was $1,099,722, compared to an amount of $35,188 in 2006. Expenditures on investor relations were the second largest cost at $440,583, compared to $384,381 in 2006. Administration services costs increased by $166,126 and professional fees increased by $111,865. Expenditures on office and general increased by $122,556 to $197,533 and the cost of consulting services increased by $49,668 to $110,751. In 2006, marketable securities were written down by $74,208 to reflect market value at December 31, 2006.
The disposal of the Detour Lake Property in January 2007 was structured to utilize all of the Company’s accumulated tax losses carried forward and its deferred exploration and development expenditures. The shares received as a portion of the consideration for this sale have been recorded at their fair value at the time of the initial public offering of Detour. Future income tax expense of $10,309,000 has been recorded for the year 2007. In 2006 the accumulated valuation allowance against the future tax assets of Pelangio in the amount of $1,833,000 was reversed.

2006 Compared to 2005
Interest income earned for the year ended December 31, 2006 of $71,886 compared to $112,939 earned in the preceding year resulted from the decreased cash balances offset by slightly higher interest rates. In addition, a gain of $10,836 was realized on the sale of 150,000 shares of Trade Winds.
During the 12 months ended December 31, 2006, Pelangio recorded a loss before income tax of $1,258,552 compared to $1,472,445 in the same period of 2005.
General and administrative expenses in the 12 months ended December 31, 2006 totalled $1,341,274, a decrease of $244,110 from the 2005 expenditures of $1,585,384. Expenditures on investor relations were the largest single cost and increases over the prior year due to the use of an investor relations consultant, preparation of promotional material and some increase in the cost for conferences and travel and accommodation. Marketable securities were written down by $74,208 to reflect market value at December 31, 2006, compared with a write down of $201,000 in 2005. Mineral properties were not written down in 2006 compared with mineral properties write downs of $248,826 in 2005. The value attributed to stock-based compensation for employee stock options vested in 2006 was $35,188 compared to an amount of $26,300 in 2005. No evaluation expenditures were made in 2006, compared with costs of $124,496 associated with the evaluation of the Ghana Properties incurred in 2005.
During 2006 a loss of $157,615 was realized on the sale of the Simon Copper property.
The disposal of the Detour Lake Property in January 2007 is structured to utilize all of the Company’s accumulated loss carry forward and deferred exploration and development expenditures. Accordingly, the accumulated valuation allowance against these future tax assets of $1.8 million was reversed in the period. As a result the Company recorded net income of $574,448 in the year ended December 31, 2006 compared to a loss in the prior year of $1,472,445
Summary of Quarterly Results

	2007
	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $

Total revenues	32,338	40,108	68,122	22,132
Loss from operations	1,283,616	391,062	402,677	459,653
Net income (loss)	(1,536,314)	(193,631)	(4,686,734)	54,497,485
Income (loss) per share — Basic	(0.02)	(0.00)	(0.07)	0.80
Income (loss) per share — Diluted	(0.02)	(0.00)	(0.07)	0.77

	2006
	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $

Total revenues	16,168	24,689	17,558	24,307
Net income (loss)	1,565,105	(390,733)	(307,564)	(292,360)
Income (Loss) per share — Basic	0.02	(0.01)	(0.01)	0.00
Income (Loss) per share — Diluted	0.02	(0.01)	(0.01)	0.00
Corporate costs including promotion, shareholder communication, annual meeting, transfer agent charges, insurance, salaries and general office costs average approximately $300,000 per quarter in 2007, compared with $200,000 per quarter in 2006.
The loss recorded in each quarter of 2007 includes Pelangio’s share of Detour’s loss for the period, based on Pelangio ownership interest. Detour is not yet in production and expenses all exploration costs.

7. FOURTH QUARTER
Our activities in the fourth quarter of 2007 were focused on the continued exploration activities on the Ghana Properties with $368,827 expended on the properties. In the same period in 2006, $133,028 was expended on these properties. During the quarter, Pelangio issued 6,000 common shares for net proceeds of $6,000 as a result of the exercise of stock options.
8. DISPOSITION OF DETOUR LAKE PROPERTY
On January 31, 2007, Pelangio disposed of the Detour Lake Property to Detour in accordance with the Asset Purchase Agreement. Consideration for the disposition was $5,000,000 cash, of which $1,000,000 was received in the third quarter of 2006, and 20,000,000 Detour Shares. Pelangio incurred $509,000 of legal and other related costs in the completion of this transaction. Of this amount, $263,166 was incurred by December 31, 2006 and was disclosed as Deferred Transaction Costs on the Balance Sheet at December 31, 2006. On closing of the transaction, Pelangio realized an increase in its cash resources of $3,800,000. This transaction was structured to realize full value for all accumulated tax assets of the Company and to incur no immediate income tax liability. A potential future tax liability has been recorded in the amount of $11,488,000. By virtue of this transaction Pelangio converted its 100% direct interest in the Detour Lake Property, which requires further significant exploration expenditures on a continuing basis, into an approximate 50% equity interest into Detour. Pelangio currently owns 49% of the issued and outstanding Detour Shares.
9. CRITICAL ACCOUNTING ESTIMATES
The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Such estimates and assumptions affect the carrying value of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations and reclamation costs. Other significant estimates made by the Company include factors affecting the valuations of stock based compensation, and the valuation of tax accounts. The Company regularly reviews its estimates and assumptions. Actual results could differ from these estimates and these differences could be material.
10. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
(a)	Effective January 1, 2007, the Company adopted the revised CICA Section 1506 “Accounting Changes”, with requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)	Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.
(i)	Financial Instruments — Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and re-recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard’s transitional provisions, the Company recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(ii)	Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
The effect on the Company’s balance sheet of adopting these standards is not material as there is no significant difference to market.
Future accounting changes
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments — Disclosures, and Handbook Section 3863, Financial Instruments — Presentation. These standards are effective for interim and annual consolidated financial statements for the Company’s reporting period beginning January 1, 2008.
Capital Disclosures
Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
Financial Instruments — Disclosures and Presentation
The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.
Long-term investments subject to significant influence
Investments subject to significant influence are accounted for using the equity method.
11. OFF BALANCE SHEET ARRANGEMENTS
Pelangio has not entered into any off balance sheet arrangements.

12. RELATED PARTY TRANSACTIONS

	2007	2006
	$	$
With a corporation controlled by the President of the Company Rent	48,000	48,000
With a corporation whose President is a director of the Company
Consulting Fees	60,000	—
Deferred exploration	—	85,081
Expenditures with a Partnership in which an Officer of the Company is a Partner
Legal Fees	59,787	61,999
Transaction Costs Including Previously Deferred Amounts	300,474	—
Deferred Transaction Costs	—	150,671
With an Officer of the Company
Issuance of Flow-Through Shares	25,200	—
With a relative of the President of the Company
Issuance of Flow-Through Shares	25,200	—
These transactions with related parties were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.
13. FINANCIAL INSTRUMENTS
Fair value of financial instruments
Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.
The carrying amounts for amounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair market value because of the limited term of these instruments.
Commodity price risk
The ability of the Company to develop its properties and the future profitability of the Company is directly related to fluctuations in the market price of certain minerals.
Foreign exchange risk
The Company is subject to foreign exchange risk as some of its operating and investing activities are transacted in currencies other than the Canadian dollar including the US dollar and the Ghanaian cedi. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the Canadian dollar.
Market risk
Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses. The Company is exposed to market risk as a result of its large holdings in marketable securities (note 3). Securities classified as available for sale are valued at market and as such, changes in market value affect comprehensive income as they occur.

14. USE OF ESTIMATES
The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Such estimates and assumptions affect the carrying value of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations and reclamation costs. Other significant estimates made by the Company include factors affecting the valuations of stock based compensation, and the valuation of tax accounts. The Company regularly reviews its estimates and assumptions, however, actual results could differ from these estimates and these differences could be material.
15. MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedure and assessed the design of its internal control over financial reporting as of December 31, 2007, pursuant to the requirements of Multilateral Instrument 52-109.
The Chief Executive Officer and Chief Financial Officer have concluded, based on this evaluation, that the Company’s disclosure controls and procedures are effective, and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Furthermore, there are no changes in internal control in the twelve months ended December 31, 2007 that we considered should be disclosed.
16. OUTSTANDING SHARE DATA
As of March 27, 2008, Pelangio has issued one class of common shares and a total of 72,658,872 shares are outstanding. Stock options outstanding as of March 27, 2008 totalled 3,345,000 and are exercisable for common shares at prices ranging from $0.39 per share to $4.52 per share.
17. SUBSEQUENT EVENTS
(a)	Spin-off
On March 17, 2008, Newco entered into the Arrangement Agreement with Pelangio whereby the following will occur:
(i)	each holder of a Pelangio common share will have such common share exchanged for one new common share and one butterfly share.

(ii)	each holder of a butterfly share will transfer such share Newco in exchange for common shares of Newco.

(iii)	Pelangio will transfer the Spin-off Property to Newco in consideration for the issuance by Newco of one preferred share of Newco to Pelangio having a redemption value equal to the net fair market value of the Spin-off Property.

(iv)	Pelangio will purchase for cancellation the butterfly shares owned by Newco by issuing a promissory note to Newco and Newco will purchase for cancellation the preferred share owned by Pelangio by issuing a promissory note to Pelangio. The promissory notes will offset each other and be cancelled.
The closing of the transaction, which is expected to occur no later than June 30, 2008, or such later date as agreed to in writing by Pelangio and Newco, is subject to:
i)	Regulatory approvals, including approval of the TSX and the TSX Venture Exchange;

ii)	Approval from the shareholders of Pelangio; and

iii)	Other customary conditions.
Newco and Pelangio have agreed for income tax purposes to select a transfer price jointly under Section 85 of the Income Tax Act at an amount selected by Pelangio provided that such amount is not less than $11,700,000.
(b)	Option to Acquire Page Lake Property
On February 1, 2008, Pelangio entered into a letter of intent with various vendors pursuant to which it has been granted an option to acquire a 100% interest in the Page Lake Property located in the Page Lake area in the Thunder bay Mining Division, Ontario. Pelangio may acquire a 100% interest by spending $536,000 on the property and making payments totalling $120,000 and 24,000 common shares to the vendors, with such payments to be made on specified dates within four years after the execution of a definitive option agreement. The letter of intent provides that Newco is expected to be assigned or be a party to any such option agreement and that any share issuances subsequent to the Effective Date shall be Common Shares of Newco, provided that the aggregate value of the shares to be issued shall be no less than $100,000.
(c)	Stock Option Exercise
Subsequent to the year-end the Company issued 211,300 common shares for consideration of $107,925 pursuant to the exercise of stock options.
(d)	Obuasi Property, Ghana
On March 3, 2008, the Company made the third payment totalling US$150,000 and 1,500,000 common shares to the two vendors of the Obuasi Property and acquired a 51% interest the Obuasi Property. The third payment was made early pursuant to amendments to the option agreements (the “Option Amendments”) in respect of the Obuasi Property which Pelangio negotiated with such vendors. The Option Amendments additionally provided that the common shares to be issued to acquire the remaining 49% of the Obuasi Property would be common shares of Newco, rather than Pelangio. Should Newco choose to exercise its option to acquire the remaining 49%, it will make the first of the required payments on or about June 19, 2009.
20. ADDITIONAL INFORMATION
Additional information about the Company including our AIF is available at SEDAR under the name Pelangio Mines Inc.